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                            September 26, 2023

       Robert P. Verostek
       Executive Vice President and Chief Financial Officer
       Denny   s Corporation
       203 East Main Street
       Spartanburg, SC 29319

                                                        Re: Denny   s
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2022
                                                            Filed February 27,
2023
                                                            File No. 000-18051

       Dear Robert P. Verostek:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 28, 2022

       Notes to Consolidated Financial Statements
       Note 10. Long-Term Debt
       Dedesignated Interest Rate Hedges, page F-23

   1. We note that during the quarter ended June 24, 2020, you dedesignated the cash flow relationship and
discontinued hedge accounting treatment for the 2018 Swaps. At that time, you reclassified
approximately $7.7 million of losses from accumulated other
                                                        comprehensive loss, net
to other nonoperating expense (income) net, related to the portion of the forecasted
transaction no longer considered probable of occurring, and such determination was based
on the credit default curve and recovery rate assumptions applied to forecasted balances
of variable rate debt. Additionally, as of December 31, 2020, you had approximately $64.4
million (before taxes) of unrealized losses in accumulated other comprehensive loss,
net, related to the 2018 Swaps, which mature December 31, 2033.
                                                        Lastly, we note your
disclosure that the remaining losses related to the 2018 swaps will
 Robert P. Verostek
Denny   s Corporation
September 26, 2023
Page 2
         continue to be included in accumulated other comprehensive loss, net and will be amortized as a component of interest expense, net over the remaining term of the 2018 swap. Please respond to the following:
             Explain how the amounts being amortized as a component of interest expense were determined for the years ended December 31, 2022 and 2021. In this regard, we note that the amounts being reclassified out of accumulated other comprehensive loss have decreased from $.8 million in 2020, to $.2 million in 2021, and $.03 million in 2022.
             As part of your response, please consider providing a representative example of how the amounts were determined.
             Tell us when you would expect the amounts being reclassified out of accumulated comprehensive loss to significantly increase.
             We note your disclosure on page 34 that as of December 28, 2022, the total notional amount of your interest rate swaps was in excess of 100% of your floating rate debt.
             We also note that note that the notional amount on your 2018 Swaps is expected to annually increase, from $130 million as of December 28, 2022, to $425 million on
             September 28, 2029. In light of the fact that the notional amounts of your interest rate swaps are already in excess of your floating rate debt, and the notional amount on the 2018 Swaps will be increasing by an additional $295 million over the next six years, please tell us how you determined the forecasted transactions were still considered probable of occurring. As part of your response, please quantify in more detail how the $7.7 million was determined to be the amount related to the portion of the forecasted transaction that was not considered probable of occurring as of June
             24, 2020.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at (202) 551-3319 or Joel Parker at
(202) 551-3651 if
you have any questions.



FirstName LastNameRobert P. Verostek                         Sincerely,
Comapany NameDenny   s Corporation
                                                             Division of
Corporation Finance
September 26, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName